Filed by Eastern Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HarborOne Bancorp, Inc.

SEC File No.: 001-38955

Filer’s SEC File No.: 001-39610

Date: September 24, 2025

Important Notice Concerning Your Rights to Distributions

Under The HarborOne Bank Employee Stock Ownership Plan (“ESOP”) September 24, 2025

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In connection with the merger of HarborOne Bancorp, Inc. with Eastern Bankshares, Inc., (the “merger”), eligible ESOP participants will be unable to receive a distribution until the Merger Consideration is allocated and the wind down of the ESOP is completed, as set forth below.

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We anticipate the merger will occur on October 31, 2025, and for ESOP participants to be able to view their converted ESOP account balance (based on the Merger Consideration allocation) on or about the week of November 17, 2025*.

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ESOP distributions cannot be facilitated to eligible ESOP participants until the 2025 Plan allocation is finalized, the allocation of any remaining assets held in the ESOP Trust (after the full repayment of the ESOP loan) is processed and final testing is completed on the ESOP. See the ESOP FAQ for information on when you are eligible to receive a distribution under the ESOP.

To view your account in the ESOP:

1. Log in to: www.principal.com

2. Select your ESOP Account

Need help logging in? Call Principal Customer Service at 1-800-547-7754 for assistance.

•	If you have any questions concerning the information provided in this notice, please contact the Participant Service Center toll free at 800-547-7754.

*	This date depends on the accurate and timely updating of data. Delays could change this date and lengthen the Merger Consideration allocation process.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed merger transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Eastern, HarborOne or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Eastern filed a registration statement on Form S-4 with the SEC that includes a proxy statement of HarborOne, which has been distributed to the shareholders of HarborOne in connection with their votes on the merger of HarborOne with and into Eastern. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Eastern and HarborOne have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Eastern’s website at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings”, or by accessing HarborOne’s website at https://www.HarborOne.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” In addition, documents filed with the SEC by Eastern or HarborOne will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bankshares, Inc. Investor Relations	HarborOne Bancorp, Inc. Investor Relations
Email: a.hersom@easternbank.com	Email: SFinocchio@HarborOne.com
Telephone: (860) 707-4432	Telephone: (508) 895-1180